UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o     Total accesses reached 91.1 million in 4Q12 (+4.9% y-o-y), 76.1 million of which in the mobile business and 15.0 million in the fixed-line business;

o     Consolidated leadership in the higher revenue segments, recording 36.9% market share in the postpaid market. In the segment of data cards Vivo recorded 47.2% of the market share;

o     Fixed voice accesses grew strongly up in the corporate segment (+4.9% y-o-y);

o     In this quarter, concerning postpaid gross adds, roughly 68% were smartphones activations versus 42% in the same period of 2011;

o     Superior quality of services attested by the leadership in the mobile IDA (Attendance Performance Index measured by Anatel) and among the best two companies in the industry in the fixed IDA;

o     Mobile ARPU grew (+7.9% q-o-q) for the second quarter in a roll;

o   Mobile Services Revenue recorded annual growth of 10.7% in the quarter. Services Revenue maintained strong annual growth, recording a positive variation of 7.4% in the quarter and of 9.7% in the year. Excluding the MTR effect, the increases would have been 9.6% in 4Q12 and 12.1% in 2012;

o     Accelerated growth of mobile internet revenues which recorded 21.1% y-o-y in 4Q12 (16.4% in 3Q12 and 15.8% in 2Q12);

o     Fixed Service Revenues dropped by 7.6% y-o-y in the quarter, stabilizing the annual drop rate in relation to previous quarters;

o     Total Net Revenues records growth of 3.6% y-o-y in the quarter;

o     Cost control evidenced by an annual reduction of the operating expenses (-4.5% y-o-y); Excluding non-recurring impacts, there would be an increase of 1.0% in relation to 4Q11;

o     The EBITDA increased by 32.4% q-o-q and by 16.5% y-o-y, having reached R$ 12,705.4 million (+5.6% y-o-y);

o     EBITDA Margin of 43.3% in the quarter (+4.8 p.p. y-o-y). Excluding the non-recurring effects the margin would be 35.7% (+1.6 p.p. y-o-y) in the quarter. In 2012, the accumulated margin recorded 37.4%;

o     Net profit remained stable compared to 4Q11 and 57.5% higher in relation to 3Q12, recording R$ 1,474.3 million in the quarter and R$ 4,452.2 in the year;

o     Cash flow after investments has increased 47% in the year;

o    Considering the Board of Directors’ proposal submitted on February 21st, dividends declared on the 2012 profit come to R$ 4,271.3 thousand, resulting in a proposed payout of 96%.

Notes: (1) y-o-y: 12 month change; (2) q-o-q: change over the previous quarter and (3) y-t-d: year to date.

HIGHLIGHTS

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	4Q12	3Q12	∆%	4Q11	∆%	2012	2011	∆%

Net Operating Revenues	8,910.3	8,463.3	5.3	8,600.1	3.6	33,931.4	33,171.5	2.3

Net Operating Services Revenues	8,561.5	8,200.6	4.4	8,437.1	1.5	32,970.1	32,217.3	2.3

Net operating mobile services revenues	5,474.4	5,078.2	7.8	5,097.4	7.4	20,436.4	18,632.9	9.7
Net operating fixed revenues	3,087.2	3,122.4	(1.1)	3,339.7	(7.6)	12,533.6	13,584.4	(7.7)

Net handset revenues	348.8	262.7	32.8	163.0	114.0	961.4	954.3	0.7

Operating costs	(5,056.3)	(5,552.1)	(8.9)	(5,292.5)	(4.5)	(21,226.0)	(21,136.8)	0.4
Adjusted Operating costs	(5,732.0)	(5,592.5)	2.5	(5,672.5)	1.0	(22,368.5)	(21,612.7)	3.5

EBITDA	3,854.0	2,911.2	32.4	3,307.7	16.5	12,705.4	12,034.8	5.6
EBITDA Margin %	43.3%	34.4%	8.9 p.p.	38.5%	4.8 p.p.	37.4%	36.3%	1.2 p.p.

Adjusted EBITDA	3,178.3	2,870.8	10.7	2,927.5	8.6	11,562.9	11,558.8	0.0
Adjusted EBITDA Margin %	35.7%	33.9%	1.7 p.p.	34.0%	1.6 p.p.	34.1%	34.8%	(0.8) p.p.

Net income	1,474.3	935.8	57.6	1,462.3	0.8	4,452.2	5,072.5	(12.2)

Capex	2,845.5	963.6	195.3	1,952.6	45.7	6,117.1	5,741.2	6.5

Total number of accesses (thousand)	91,116	91,892	(0.8)	86,865	4.9	91,116	86,864	4.9
Mobile accesses	76,137	76,806	(0.9)	71,554	6.4	76,137	71,554	6.4
Fixed accesses	14,978	15,087	(0.7)	15,311	(2.2)	14,978	15,311	(2.2)

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its consolidated results for the fourth quarter of 2012 and  FY12, presented in accordance with International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee. For comparative purposes, the 2011 figures were prepared on a combined basis. Totals are subject to differences due to rounding up or down. The results of the following direct and indirect subsidiaries are consolidated in the Company’s statements: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

Mobile business

OPERATING PERFORMANCE

Thousand	4Q12	3Q12	∆%	4Q11	∆%	2012	2011	∆%

Mobile accesses	76,137	76,806	-0.9%	71,554	6.4%	76,137	71,554	6.4%
Postpaid	18,802	17,955	4.7%	16,116	16.7%	18,802	16,116	16.7%
Prepaid	57,335	58,851	-2.6%	55,438	3.4%	57,335	55,438	3.4%
Market Share (*)	29.1%	29.7%	-0.59 p.p.	29.5%	-0.46 p.p.	29.1%	29.5%	-0.45 p.p.
Postpaid	36.9%	36.9%	0.03 p.p.	36.6%	0.33 p.p.	36.9%	36.6%	0.32 p.p.
Mobile broadband (modem only)	47.2%	48.1%	-0.89 p.p.	NA	NA	47.2%	NA	NA
Net additions	(668)	1,086	-161.5%	4,515	-114.8%	4,584	11,261	-59.3%
Market Share of net additions (*)	n.a.	39.8%	n.a.	30.3%	n.a.	23.5%	28.7%	-5.2 p.p.
Market penetration	132.7%	131.5%	1.2 p.p.	123.8%	8.9 p.p.	132.7%	123.8%	8.9 p.p.
Monthly churn	4.1%	3.5%	0.6 p.p.	3.0%	1.1 p.p.	3.5%	2.8%	0.6 p.p.
ARPU (R$/month)	23.9	22.2	7.9	24.6	(2.8)	22.6	24.0	(5.7)
Voice ARPU	17.1	16.0	6.8	18.2	(6.1)	16.4	18.0	(9.1)
Data ARPU	6.8	6.2	10.7	6.4	6.6	6.3	6.0	4.6
Total traffic (minutes million) (**)	29,487	28,034	5.2%	24,639	19.7%	108,885	92,294	18.0%

(*) source: Anatel (**) retroactively adjusted due to systemic rereading.

o     Total accesses increased by 6.4% over 4Q11, closing the quarter with 76,137 thousand accesses.

o     Market share recorded a slight annual reduction by reaching 29.1% (-0.5 p.p. y-o-y). In the post-paid market segment Telefônica Brasil achieved 39% of net additions, and a market share of 36.9% (+0.03% y-o-y).

o     Leadership in the market share of data cards with 47.2% of the market, due to Vivo’s differentiated coverage nationwide in 3G and HSPA+.

o     Telefônica Brasil ranked in second place in the machine-to-machine market (M2M) and recorded a 109% y-o-y increase in its customer base, reaching 1.2 million customers in 4Q12.

o     In 4Q12 the mobile net disconnections reached 668 thousand accesses due to the change in the disconnection policy for prepaid customers as a result of a more restrictive policy that focuses company’s profitability.

o     In 2012, out of the net additions 59% were in postpaid plans, thus consolidating a better customer mix.

o     ARPU reached R$ 23.9, a growth of 7.9% over the previous quarter due to the revenue growth in the voice and data revenues. In the y-o-y comparison, there was a drop of 2.8% mainly due to the reduction in the interconnection rates. Excluding the mentioned regulatory impact, the ARPU would record a reduction of only 0.8% in the period.

o     Total traffic grew by 19.7% over the same period of last year due to the increase of on-net local traffic and long distance. In 2012, traffic grew 18.0% when compared over 2011.

o     The financial volume of Recharges presented again a strong growth in the quarter (+13.9% y-o-y), despite a growth of 3% in the prepaid customer base.

NET OPERATING REVENUES

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	4Q12	3Q12	∆%	4Q11	∆%	2012	2011	∆%

Net operating mobile revenues	5,823.2	5,340.9	9.0	5,260.4	10.7	21,397.8	19,587.1	9.2

Net service revenues	5,474.4	5,078.2	7.8	5,097.4	7.4	20,436.4	18,632.9	9.7
Access and Usage	2,908.2	2,717.3	7.0	2,660.5	9.3	10,875.8	9,723.7	11.8
Network usage	966.0	936.3	3.2	1,059.5	(8.8)	3,830.0	4,155.1	(7.8)
Data Revenues plus VAS	1,564.7	1,414.2	10.6	1,334.3	17.3	5,648.3	4,641.7	21.7
Messaging P2P	527.2	482.3	9.3	473.3	11.4	1,921.4	1,562.2	23.0
Internet	782.2	705.3	10.9	645.8	21.1	2,825.7	2,366.7	19.4
Other Data Revenues plus VAS	255.2	226.6	12.6	215.2	18.6	901.2	712.7	26.4
Other services	35.5	10.4	241.3	43.2	(17.7)	82.4	112.3	(26.7)
Net handset revenues	348.8	262.7	32.8	163.0	114.0	961.4	954.3	0.7

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenues per call origination.

Net mobile service revenues in the quarter recorded a material growth of 10.7% in the annual comparison, driven by the increase in the voice services revenue, internet services consumption, use of messages, in addition to higher smartphone sales, which stimulated handset revenues. The mobile service revenue grew by 7.4%, affected mainly by regulatory impacts. Excluding this effect, the mobile net service revenue growth would be 9.6% compared to 4Q11.

Access and usage revenues increased by 9.3% y-o-y, driven by the continued growth in prepaid recharges and by the growth in the “Vivo Ilimitado” postpaid customer base.

Network usage revenues decreased by 8.8% in comparison to 4Q11 mainly due to the reduction of MTR. Excluding regulatory impact, revenues would increase 1.8%. In the q-o-q comparison, an increase of 3.2% was recorded due to seasonality.

Data and VAS (Value Added Services) revenues continued to record a good growth of 17.3% y-o-y. This is mainly due to the growth in sales of 3G and 3G Plus data plans tied to smartphones, besides the increased sales of data plans to prepaid customers. In 4Q12 68% of gross adds were smartphones activations versus 42% in 4Q11. In addition, the sales of prepaid data packages grew 2.25 times in relation to the same quarter of last year.

Data and VAS revenues accounted for 29% of mobile net service revenues in the quarter, 2.4 p.p. up over the same period last year. Considering outgoing revenue only, data and VAS would represent 34.7% in this quarter.

SMS revenues increased by 11.4% y-o-y, accounting for 34% of the Data and VAS revenue.

Mobile internet revenues continued to grow, having increased by 21.1% in the y-o-y comparison and 10.9% in q-o-q comparison, accounting for half of data revenue in 2012. This performance is directly driven by the strong increase in sales of modems and smartphones plans, especially the 3G Plus plans.

Other Data and VAS Revenues increased by 18.6% y-o-y and 12.6% q-o-q, with emphasis to the growth in the e-health service, launched in the last quarter of 2011, whose average of quarterly revenue growth exceeded 100%. The “Vivo Direto” service also recorded a good performance with annual growth of more than 100% against the increase of 34% in the customer base. As for the other services, we highlight again the services: “Vivo Kantoo” e-learning, “Vivo Segurança Online”, “Torpedo Recado” and other interactivity services based on promotional actions.

The strong annual increase of the net handset revenues is mainly explained by the growth of smartphone´s sales, increased participation of the postpaid clients in the gross additions over the period, because of the change in the sales model for SME segment and foreign exchange.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	4Q12	3Q12	∆%	4Q11	∆%	2012	2011	∆%

Fixed voice	10,646	10,714	(0.6)	10,981	(3.1)	10,646	10,981	(3.1)
Residential	7,110	7,226	(1.6)	7,569	(6.1)	7,110	7,569	(6.1)
Corporate	2,933	2,887	1.6	2,794	4.9	2,933	2,794	4.9
Others (*)	603	600	0.5	617	(2.3)	603	617	(2.3)
Fixed broadband	3,733	3,754	(0.5)	3,631	2.8	3,733	3,631	2.8
Pay TV	600	619	(3.2)	699	(14.2)	600	699	(14.2)
Fixed accesses	14,978	15,087	(0.7)	15,311	(2.2)	14,978	15,311	(2.2)

% broadband over fixed voice accesses	35.1%	35.0%	0.0 p.p.	33.1%	2.0 p.p.	35.1%	33.1%	2.0 p.p.

(*) Includes public lines, internaly used lines and test lines.

o     Fixed-line accesses recorded a reduction of 2.2% in relation to the same period last year totaling 14,978 thousand accesses in 4Q12. We also noticed an increase in the ratio of fixed broadband over fixed voice accesses, which climbed from 33.1% in 4Q11 to 35.1% in 4Q12.

o     Fixed voice accesses recorded a drop of 3.1% in the year, totaling 10,646 thousand in 4Q12. We managed to reduce the rate of drop of fixed voice accesses in the y-o-y comparison.

o     The annual drop of 3.1% in the quarter is lower than in 3Q12 (3.4%) and in the 2Q12 (3.2%).

o     Our quality commitment becomes evident from the analysis of the customer service index (IDA), in which we maintained a stable performance being one of the best two operators in the market, as well as leading the customer satisfaction index (ISC).

o     Fixed broadband accesses increased by 2.8% y-o-y, closing at 3,733 thousand in 4Q12, driven by increases in the number of houses connected by fiber service, whose accesses reached 112 thousand in the year. The broadband service faced strong competition of converging offers, which, on their turn, have affected new additions. It is important to mention that churn remained under control and did not record strong variations.

o     Pay TV accesses recorded a reduction of 3% q-o-q, recording 600 thousand subscribers in the year, a consequence of the reduction in the commercial activity for this service in 2012 due to the launching of the new TV platform.

o     The new IPTV service, based on a Microsoft platform is being offered to fiber customers in São Paulo. For this year, the new service will be extended to cable customers, thus providing more convergence opportunities.

NET OPERATING REVENUES

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	4Q12	3Q12	?%	4Q11	?%	2012	2011	?%

Net operating fixed revenues	3,087.2	3,122.4	(1.1)	3,339.7	(7.6)	12,533.6	13,584.4	(7.7)

Fixed voice and accesses	1,678.2	1,722.2	(2.6)	1,922.1	(12.7)	6,929.4	8,103.2	(14.5)
Interconnection	126.8	118.5	7.0	109.2	16.1	477.2	456.1	4.6
Data transmission	895.1	887.0	0.9	897.1	(0.2)	3,561.2	3,448.2	3.3
Pay TV	141.2	144.3	(2.1)	173.0	(18.4)	593.8	647.5	(8.3)
Other services	245.9	250.5	(1.8)	238.3	3.2	972.1	929.4	4.6

% Data / Net Operational Revenue	29.0%	28.4%	0.6 p.p.	26.9%	2.1 p.p.	28.4%	25.4%	3.0 p.p.

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Net Operating Fixed Revenue considers the allocation of long distance revenue according to origin and the allocation of revenues arising from FWT solution (“Vivo Fixo” and “Vivo Box”).

Fixed-line net revenues kept the level of downward in relation to the 3Q12. The annual reduction was 7.6%, supported by the better performance in the voice revenues and accesses, in addition to corporate segment´s performance.

Voice and accesses revenues decreased by 12.7% in relation to 4Q11, showing de-acceleration in relation to the annual drop of 13.4 in 3Q12 and of 17% in 2Q12, mainly due to “Vivo Favoritos” promotion. It is important to point out that revenue has been negatively affected by the reduction of the Fixed-Mobile tariff (VC1) since the beginning of the year. Excluding said regulatory impact, voice and accesses revenue would record a reduction of 10.2% in the period.

Network usage revenues grew 16.1% over 4Q11 due to the growth of the incoming traffic with fixed termination in the period, especially from mobile origin.

Data revenues remained stable in the y-o-y comparison due to the strong competition and seasonality which impacted gross adds in this service. Adjusting speeds for ADSL customers has helped to maintain the churn level under control. To this effect, data plans offering speed above 4MB are the ones that mostly grow in the customer base with ADSL and cable technologies. The fiber service already records 112 thousand customers and the churn in the FTTH solution is the lowest in the company, evidencing great customer satisfaction with the service.

In 4Q12, Pay TV revenues reduced by 18.4% y-o-y and by 2.1% in relation to 3Q12. As described above, such performance reflects the reduction in the commercial activity due to the launching of the new IPTV platform. Service will be enhanced this year by the expansion of the service for cable technology.

We are implementing tactical plan to turn around the TV business.

Consolidated Operating Costs

OPERATING COSTS

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	4Q12	3Q12	∆%	4Q11	∆%	2012	2011	∆%

Operating costs	(5,056.3)	(5,552.1)	(8.9)	(5,292.5)	(4.5)	(21,226.0)	(21,136.9)	0.4

Personnel	(564.0)	(582.6)	(3.2)	(594.5)	(5.1)	(2,404.4)	(2,272.1)	5.8
Costs of services rendered	(2,540.7)	(2,571.1)	(1.2)	(2,703.0)	(6.0)	(10,170.4)	(10,515.0)	(3.3)
Interconnection	(974.6)	(977.2)	(0.3)	(1,140.8)	(14.6)	(4,012.1)	(4,526.5)	(11.4)
Taxes and contributions	(409.4)	(446.5)	(8.3)	(476.6)	(14.1)	(1,810.0)	(1,742.3)	3.9
Third-party services	(833.8)	(850.0)	(1.9)	(782.5)	6.6	(3,288.9)	(3,082.0)	6.7
Others	(322.9)	(297.4)	8.6	(303.1)	6.5	(1,059.4)	(1,164.2)	(9.0)
Cost of goods sold	(546.4)	(454.3)	20.3	(418.9)	30.4	(1,801.9)	(1,727.7)	4.3
Selling expenses	(1,617.0)	(1,658.5)	(2.5)	(1,541.2)	4.9	(6,444.4)	(5,968.6)	8.0
Provision for bad debt	(146.6)	(167.2)	(12.3)	(137.5)	6.6	(654.3)	(565.2)	15.8
Third-party services	(1,342.3)	(1,366.8)	(1.8)	(1,256.3)	6.8	(5,283.8)	(4,865.6)	8.6
Others	(128.1)	(124.5)	2.9	(147.4)	(13.1)	(506.3)	(537.8)	(5.9)
General and administrative expenses	(284.7)	(234.8)	21.3	(353.3)	(19.4)	(1,092.3)	(1,056.7)	3.4
Third-party services	(214.5)	(189.2)	13.4	(260.4)	(17.6)	(832.4)	(800.4)	4.0
Others	(70.2)	(45.6)	53.9	(92.9)	(24.4)	(259.9)	(256.3)	1.4
Other operating revenue (expenses), net	496.5	(50.8)	n.a.	318.4	55.9	687.4	403.2	70.5

Operating costs remained under control, having recorded annual and quarter reduction of 4.5% and 8.9%, respectively, totaling R$ 5,056.3 million in the quarter, without considering depreciation and amortization expenses. This variation is mainly due to the maintenance of our strict control of general costs and personnel, as well as selectivity in the allocation of selling expenses with focus on profitability.

Personnel costs in 4Q12 recorded a reduction in the annual and quarterly comparison by 5.1% and 3.2%, respectively, evidencing the capturing of synergies with the reduction in the labor count in 1Q12. An increase in expenses was recorded in the year at 5.8% in line with inflation.

The cost of services renderedin 4Q12 dropped by 6.0% in relation to 4Q11, mainly due to the regulatory impact resulting from the reduction in the interconnection cost, and from the reduction in payments of taxes related to additions of customers due to the selective commercial policy adopted in the period. The quarter variation recorded a reduction of 1.2%

The cost of goods soldin 4Q12 grew by 30.4% in relation to 4Q11, and 20.3% over 3Q12, due to the increased sales of smartphones which is linked with higher sales of postpaid and data plans, foreign exchange and because of the change in the sales model for SME segment.

Selling expensesrecorded a controlled increase of 4.9% y-o-y, when faced with the growth in the mobile customer base of 6.4% in the period. This was due to the adoption of a rational commercial policy focused on value generation. The annual increase of 6.8% in third party services is due to greater expenses with commissioning, resulting from increased gross adds in data plans which have a larger unit fee.

The Provision for Doubtful Accounts (PDA) totaled R$ 146.6 million in 4Q12, corresponding to 1.1% of total gross revenues, practically stable in relation to 4Q11 and a reduction of 0.23 p.p. q-o-q. The reduction of the bad debt in 4Q12 is due to conjectural factors more favorable (reduction of interest), besides the revision of the credit granting policy for the mobile operation and the practice of new collection actions.

General and administrative expenses decreased by 19.4% in 4Q12 when compared to the 4Q11 due to the renegotiation efforts with third parties contracts and cost control. The q-o-q variation recorded an increase of 21.3% due to an increase in maintenance along with the opening of the new integrated office of the company.

Other net operating revenues (expenses) recorded revenues of R$ 496.5 million in 4Q12, an annual increase of 55.9% due to a greater sales of non- assets in the period.

Ebitda

EBITDA(earnings before interest, taxes, depreciation and amortization) totaled R$ 3,854.0 million in 4Q12, an increase of 16.5% over 4Q11. The EBITDA Marginreached 43.3% (+8.9 p.p. y-o-y). This result is affected by sales of non-strategic assets in the amount of R$ 675.7 million. Excluding this effect, the EBITDA margin would have recorded 35.7% in the quarter, an annual evolution of 1.6 p.p., comparing to the 4Q11 adjusted margin which has also been impacted by the sale of assets in the value of R$ 380.1 million. By reason of the regulatory measures of the MTR reduction, there was an impact on the EBITDA of R$ 13.2 million in the quarter.

The 2012 EBITDA recorded R$ 12,705.4 million, an increase of 5.6% over the same period of last year. The non-recurrent events and integration costs recorded R$ 1,142.5 million in the year.

The impact of MTR reduction for the year totaled R$ 172.5 million.

Depreciation and Amortization

DEPRECIATION

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	4Q12	3Q12	∆%	4Q11	∆%	2012	2011	∆%

EBITDA	3,854.0	2,911.2	32.4	3,307.6	16.5	12,705.4	12,034.7	5.6

Depreciation and Amortization	(1,437.3)	(1,385.1)	3.8	(1,322.3)	8.7	(5,493.1)	(5,131.9)	7.0
Depreciation	(954.5)	(933.7)	2.2	(887.5)	7.5	(3,676.2)	(3,589.9)	2.4
Amortization of intangibles (*)	(199.2)	(199.2)	-	(199.2)	0.0	(796.8)	(597.6)	33.3
Others amortizations	(283.6)	(252.2)	12.5	(235.6)	20.4	(1,020.1)	(944.5)	8.0

EBIT	2,416.7	1,526.1	58.4	1,985.3	21.7	7,212.3	6,902.8	4.5

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization recorded an increase of 8.7% y-o-y and of 3.8% q-o-q, due to the amortization of 4G license, calculated as from October 2012, and recent investments already operational in transmission infrastructure for 3G network.

Financial Result

NET FINANCIAL RESULT

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	4Q12	3Q12	∆%	4Q11	∆%	2012	2011	∆%

Net Financial Result	(125.2)	(36.1)	246.8	(93.5)	33.9	(290.8)	(179.5)	62.0
	-	-	-	-	-	-	-	-
Financial Revenues	406.9	212.9	91.1	277.1	46.8	1,239.2	1,185.5	4.5
Income from Financial Transactions	130.2	65.9	97.6	80.1	62.5	313.5	401.7	(22.0)
Monetary and exchange variations	260.2	72.3	259.9	150.8	72.5	691.0	543.6	27.1
Other financial revenues	58.8	74.7	(21.3)	64.7	(9.1)	277.0	258.7	7.1
(-) Pis and Cofins taxes	(42.3)	-	n.d.	(18.5)	128.6	(42.3)	(18.5)	128.6
Financial Expenses	(532.1)	(249.0)	113.7	(370.6)	43.6	(1,530.0)	(1,365.0)	12.1
Financial Expenses	(279.1)	(196.3)	42.2	(269.8)	3.4	(889.8)	(876.5)	1.5
Monetary, exchange and other variations	(253.0)	(52.7)	380.1	(100.8)	151.0	(640.2)	(488.5)	32.4

The net financial result decreased by R$ 31.7 million in 4Q12 over 4Q11, due to PIS/COFINS expenses, associated with the cash proceeds from IOC originated in Vivo S.A., and due to a higher average gross debt in the periods compared.

Net Income

The Net Income of R$ 1,474.3 million in 4Q12 grew 0.8% in the annual comparison and increased by 57.5% when compared to 3Q12, mainly due to the growth of EBITDA in the compared periods.

Capex

CAPEX

R$ million	Consolidated	Consolidated	Consolidated	Consolidated	Combined
	4Q12	3Q12	4Q11	2012	2011

Network	1,434.6	716.3	1,434.5	3,845.8	3,528.2
Technology / Information System	169.8	113.1	258.5	562.3	722.9
Products and Services, Channels, Administrative and others	191.1	134.1	259.6	659.0	678.3
Licenses	1,050.0	0.0	0.0	1,050.0	811.8
Total	2,845.5	963.6	1,952.6	6,117.1	5,741.2

Capex / Net Operating Revenue	31.9%	11.4%	22.7%	18.0%	17.3%

Capex recorded in the year R$ 6,117.1 million, 6.5% higher than in 2011. Excluding the licenses purchased in 2011, in the amount of R$ 811.8 million and in 2012 in the amount of R$ 1,050.0, the Capex would have increased 2.8% and the ratio Capex/Net Operating Revenue would keep stable at 15%.

The investments for 2012 were focused on assurance of quality and the increase of capacity to support growth of data and voice traffic in the period.

The Company also continued driving investments to expand its customer base expansion in fiber services and in the corporate segment.

Cash Flow

STATEMENTS OF CASH FLOW

			∆ R$		∆ R$			∆ R$
R$ milion	4Q12	3Q12	3Q12 x 3Q12	4Q11	3Q12 x 3Q11	2012	2011	1H12 x 1H11

Cash generation provided by operating activities	3,072.2	2,749.8	322.4	2,659.9	412.3	9,733.2	8,980.2	753.0
Cash applied by investing activities	(473.8)	(691.1)	217.3	(1,277.9)	804.1	(3,397.3)	(4,671.0)	1,273.7
Cash flow after investing activities	2,598.4	2,058.7	539.7	1,382.0	1,216.4	6,335.9	4,309.2	2,026.7
Cash applied by financing activities	(2,142.3)	2,575.6	(4,717.9)	(1,575.2)	(567.1)	(2,080.1)	(5,066.4)	2,986.3
Cash flow after financing activities	456.1	4,634.3	(4,178.2)	(193.2)	649.3	4,255.8	(757.2)	5,013.0
Cash and Equivalents at the beginning	6,740.0	2,105.7	4,634.3	3,133.5	3,606.5	2,940.3	3,697.5	(757.2)
Cash and Equivalents at the end	7,196.1	6,740.0	456.1	2,940.3	4,255.8	7,196.1	2,940.3	4,255.8

The operating cash generation in 4Q12 was R$ 3,072.2 million, an increase of R$ 412.3 million over 4Q11. Cash in investment activitiesrecorded a decrease of R$ 804.1 million in the period due to higher volume of resources coming from sales of assets. As a consequence, the cash flow after investmentactivities recorded R$ 2,598.4, an annual increase of R$ 1,216.4 million .

In comparison with 3Q12, the operating cash generation increased R$ 322.4 million, due to higher operational inflows related to the promotions and campaigns in the end of the year, while cash used in investment activities decreased by R$ 217.3 million due to the sales of assets. Thus, the cash flow after investment activities increased R$ 539.7 million .

In 2012, the cash flow after investment activities recorded R$ 6,335.9 million (+47.0% y-o-y).

Indebtedness

LOANS AND FINANCING
(R$ million)

December 2012

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR TJLP	TJLP + 0.00% until 9.0%	Until 2016	744.4	2,167.5	2,911.9
BNDES	R$	4.5% until 8.7%	Until 2020	28.8	145.0	173.8
BNB	R$	10.0%	Until 2016	113.7	224.9	338.6
Debentures	R$	106% until 112% of CDI	Until 2014	651.5	93.2	744.7
Debentures	R$	IPCA+0.5% until IPCA+7%	Until 2021	6.0	162.4	168.4
Debentures	R$	100% do CDI + 0,75%	Until 2017	44.7	2,000.0	2,044.7
Others	-	-	Until 2018	44.7	2,000.0	2,044.7
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	31.5	764.1	795.6
Resolução 4131	US$	4.10%	Until 2013	326.3	0.0	326.3
BNDES	UMBND	ECM + 2.38% a.a.	Until 2019	3.8	451.5	455.3
Mediocrédito Loan	US$	1.75%	Until 2014	6.3	3.1	9.3
Others	US$		Until 2015	0.2	0.0	0.2

Total				1,957.5	6,009.7	7,967.2

SCHEDULE OF
LONG-TERM OBLIGATIONS
(R$ million)

December 2012

Year	Amount

2013	1,300.1
2014	1,159.2
2015	439.3
2016	2,389.7
After 2017	721.4
Total	6,009.7

NET FINANCIAL DEBT

R$ million	12/31/2012	09/30/2012	12/31/2011

Short-term Debt	1,957.5	1,059.5	1,457.0
Long-term Debt	6,009.7	7,067.5	4,746.9
Total Debt	7,967.2	8,127.0	6,204.0
Cash and cash equivalents	(7,256.1)	(6,798.9)	(2,940.3)
Net derivatives position	(271.3)	(244.8)	(98.2)
Net debt	439.9	1,083.3	3,165.4
Net debt/EBITDA	0.03	0.09	0.26

The Company closed 4Q12 with gross debtof R$ 7,967.2 million, 19.9% of which denominated in foreign currency. The annual increase of 28.4% in relation to 4Q11 is related to the funding from the BNDES and to the issue of Debentures in Sep/12.

The net debt totaled R$ 439.9 million by the end of 4Q12, representing 0.03 of the EBITDA in the last accrued 12 months. In comparison with 4Q11, the net debt recorded a reduction of 86.1%, mainly explained by generation of cash by the Company. Due to the same reason, when compared to 3Q12, the net debt decreased by 59.4%. The foreign exchange exposure of the debt is 100% covered by hedge transactions.

Capital Market

Telefônica Brasil has common shares (ON) and preferred shares (PN) traded at the BM&FBOVESPA under ticker symbols VIVT3 and VIVT4, respectively. The Company also has ADRs traded at the NYSE, under ticker symbol VIV.

VIVT3 and VIVT4 closed the year at R$ 43.65 and R$ 49.00, respectively, recording y-o-y decreases of 8.7% and 5.6%, versus a 7.4% increase in the Bovespa Index (Ibovespa). The Company’s ADRs devaluated by 13.4% in the year, closing the year at US$ 24.08, versus the Dow Jones’s 5.3% increase.

In the year of 2012, VIVT3 and VIVT4 daily traded volume averaged R$ 770.3 thousand and R$ 53,207.1 thousand, respectively. While daily traded ADR volume averaged US$ 43,000.8 thousand in the same period.

The table below shows share performance in the year:

Dividends

The Board of Directors, at a meeting held on January 10, 2013, decided, ad referendum to the General Shareholders’ Meeting, the payment of dividends in the amount of R$ 1,650.0 million, based on the profit balance recorded in the September 2012 balance sheet, representing R$ 1.377913 per ON share and R$ 1.515704 per PN share, pursuant to the table below.

The payment of these interim dividends started on February 18, 2013 to the holders of common and preferred shares of record as of January 21, 2012.

Additionally, the management proposed that the balance of the profit for the year as of December 31, 2012, not yet allocated, in the amount of R$ 1,458.4 million should be allocated as dividends. Furthermore, it has been also proposed that dividends and interest on the own capital forfeited in 2012 (already compensated by actuarial loss and other effects), in the amount of R$ 40.4 million, should be also allocated as dividends. Thus, dividends are proposed in the total amount of R$ 1,498.8 million, representing R$ 1.251620 per ON share and R$ 1,376782 per PN share, as per the table below. The amounts shall be paid to the holders of common and perferred shares of record in the Company’s books at the end of the day of the General Shareholders’ Meeting in which the payment of such dividends shall be decided, after which date the shares will be deemed as “ex-dividends”.

The Management has proposed to the General Shareholders’ Meeting that the payment of such dividends should start not later than December 21, 2013, on a date to be defined by the Executive Committee of the Company and timely announced to the market, the payments to be made in one sole or several installments.

Considering the Board of Directors’ proposal submitted on February, dividends declared on the 2012 profit come to R$ 4,271.3 thousand, resulting in a proposed payout of 96% and 8% dividend yield.

Telefônica Brasil

2012	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2012)	Subjected to approval of GSM		1,498.8	1,498.8	ON	1.251620	1.251620	Until 12/21/2013
					PN	1.376782	1.376782
Dividends (based on 2012)	10/1/2013	01/21/2013	1,650.0	1,650.0	ON	1.377914	1.377914	2/18/2013
					PN	1.515705	1.515705
Dividends (based on 2012)	5/11/2012	11/23/2012	1,122.5	1,122.5	ON	0.937417	0.937417	12/12/2012
					PN	1.031158	1.031158
2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2011)	11/4/2012	11/4/2012	877.5	877.5	ON	0.732386	0.732386	12/12/2012
					PN	0.805625	0.805625
Dividends (based on 2011)	11/4/2012	11/4/2012	1,075.6	1,075.6	ON	0.897706	0.897706	2/5/2012
					PN	0.987477	0.987477
Interest on Own Capital (based on 2011)	12/12/2011	12/29/2011	617.0	524.5	ON	0.514966	0.437720	2/5/2012
					PN	0.566462	0.481492
Dividends (based on 2011)	09/13/2011	09/30/2011	382.4	382.4	ON	0.319059	0.319058	3/11/2011
					PN	0.350965	0.350964
Interest on Own Capital (based on 2011)	09/13/2011	09/30/2011	1,250.0	1,062.5	ON	1.042948	0.886505	3/11/2011
					PN	1.147243	0.975156

CAPITAL STRUCTURE COMPOSITION

As of December 31, 2012	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share (R$):	39.78
Capital stock - in thousands of R$ (as of 12/31/12):	37,798,110

INCOME STATEMENT

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	4Q12	3Q12	∆%	4Q11	∆%	2012	2011	∆%

Gross operating revenues	13,252.7	12,547.7	5.6	12,746.2	4.0	50,278.9	49,100.0	2.4

Gross mobile revenues	8,370.9	7,642.2	9.5	7,028.6	19.1	30,127.5	26,226.6	14.9
Gross fixed revenues	4,881.8	4,905.5	(0.5)	5,717.7	(14.6)	20,151.3	22,873.4	(11.9)
Deductions - taxes and others	(4,342.4)	(4,084.4)	6.3	(4,146.1)	4.7	(16,347.4)	(15,928.4)	2.6

Net Operating Revenues	8,910.3	8,463.3	5.3	8,600.1	3.6	33,931.4	33,171.5	2.3

Mobile	5,823.2	5,340.9	9.0	5,260.4	10.7	21,397.8	19,587.1	9.2
Fixed	3,087.2	3,122.4	(1.1)	3,339.7	(7.6)	12,533.6	13,584.4	(7.7)

Operating costs	(5,056.3)	(5,552.1)	(8.9)	(5,292.5)	(4.5)	(21,226.0)	(21,136.9)	0.4

Personnel	(564.0)	(582.6)	(3.2)	(594.5)	(5.1)	(2,404.4)	(2,272.1)	5.8
Costs of services rendered	(2,540.7)	(2,571.1)	(1.2)	(2,703.0)	(6.0)	(10,170.4)	(10,515.0)	(3.3)
Interconnection	(974.6)	(977.2)	(0.3)	(1,140.8)	(14.6)	(4,012.1)	(4,526.5)	(11.4)
Taxes and contributions	(409.4)	(446.5)	(8.3)	(476.6)	(14.1)	(1,810.0)	(1,742.3)	3.9
Third-party services	(833.8)	(850.0)	(1.9)	(782.5)	6.6	(3,288.9)	(3,082.0)	6.7
Others	(322.9)	(297.4)	8.6	(303.1)	6.5	(1,059.4)	(1,164.2)	(9.0)
Cost of goods sold	(546.4)	(454.3)	20.3	(418.9)	30.4	(1,801.9)	(1,727.7)	4.3
Selling expenses	(1,617.0)	(1,658.5)	(2.5)	(1,541.2)	4.9	(6,444.4)	(5,968.6)	8.0
Provision for bad debt	(146.6)	(167.2)	(12.3)	(137.5)	6.6	(654.3)	(565.2)	15.8
Third-party services	(1,342.3)	(1,366.8)	(1.8)	(1,256.3)	6.8	(5,283.8)	(4,865.6)	8.6
Others	(128.1)	(124.5)	2.9	(147.4)	(13.1)	(506.3)	(537.8)	(5.9)
General and administrative expenses	(284.7)	(234.8)	21.3	(353.3)	(19.4)	(1,092.3)	(1,056.7)	3.4
Third-party services	(214.5)	(189.2)	13.4	(260.4)	(17.6)	(832.4)	(800.4)	4.0
Others	(70.2)	(45.6)	53.9	(92.9)	(24.4)	(259.9)	(256.3)	1.4
Other operating revenue (expenses), net	496.5	(50.8)	n.a.	318.4	55.9	687.4	403.2	70.5

EBITDA	3,854.0	2,911.2	32.4	3,307.6	16.5	12,705.4	12,034.7	5.6
Margin %	43.3%	34.4%	8.9 p.p.	38.5%	4.8 p.p.	37.4%	36.3%	1.2 p.p.

Depreciation and Amortization	(1,437.3)	(1,385.1)	3.8	(1,322.3)	8.7	(5,493.1)	(5,131.9)	7.0
Depreciation	(954.5)	(933.7)	2.2	(887.5)	7.5	(3,676.2)	(3,589.9)	2.4
Goodwil amortization	(199.2)	(199.2)	0.0	(199.2)	0.0	(796.8)	(597.6)	33.3
Others amortizations	(283.6)	(252.2)	12.5	(235.6)	20.4	(1,020.1)	(944.5)	8.0

EBIT	2,416.7	1,526.1	58.4	1,985.3	21.7	7,212.3	6,902.8	4.5

Net Financial Income	(125.2)	(36.1)	246.8	(93.5)	33.9	(290.8)	(179.5)	62.0
Financial Revenues	406.9	212.9	91.1	277.1	46.8	1,239.2	1,185.5	4.5
Income from Financial Transactions	130.2	65.9	97.6	80.1	62.5	313.5	401.7	(22.0)
Monetary and exchange variations	260.2	72.3	259.9	150.8	72.5	691.0	543.6	27.1
Other financial revenues	58.8	74.7	(21.3)	64.7	(9.1)	277.0	258.7	7.1
(-) Pis and Cofins taxes	(42.3)	-	n.a.	(18.5)	128.6	(42.3)	(18.5)	128.6
Financial Expenses	(532.1)	(249.0)	113.7	(370.6)	43.6	(1,530.0)	(1,365.0)	12.1
Financial Expenses	(279.1)	(196.3)	42.2	(269.8)	3.4	(889.8)	(876.5)	1.5
Monetary and exchange variations	(253.0)	(52.7)	380.1	(100.8)	151.0	(640.2)	(483.5)	32.4
Other financial expenses	-	-	n.a.	-	n.a.	-	(5.0)	n.a.

Taxes	(817.2)	(554.2)	47.5	(429.5)	90.3	(2,469.3)	(1,650.9)	49.6

Net income	1,474.3	935.8	57.5	1,462.3	0.8	4,452.2	5,072.4	(12.2)

BALANCE SHEET

R$ million	Consolidated	Combined
	12/31/2012	12/31/2011	∆%

ASSETS	70,254.7	65,490.0	7.3

Current assets	16,271.9	11,810.1	37.8
Cash and cash equivalents	7,196.1	2,940.3	144.7
Net accounts receivable from customers	6,592.6	6,162.6	7.0
Provision for doubtful accounts	(1,079.2)	(1,056.7)	2.1
Supply	387.8	471.7	(17.8)
Decoverable taxes	2,052.4	2,495.1	(17.7)
Bail of legal proceedings	126.6	116.4	8.8
Derivatives operations	41.1	1.9	2,063.2
Prepaid expenses	248.3	255.1	(2.7)
Credit from associated companies	37.8	40.3	(6.2)
Other assets	668.4	383.4	74.3

Non-Current Assets	53,982.8	53,679.9	0.6
Long-term assets	6,339.0	6,434.5	(1.5)
Accounts receivable from customers	93.4	84.9	10.0
Financial Investments	109.7	124.6	(12.0)
Decoverable taxes	739.0	1,015.0	(27.2)
Deffered taxes	1,029.6	1,428.9	(27.9)
Bail of legal proceedings	3,909.5	3,374.7	15.8
Derivatives operations	286.3	225.9	26.7
Credit from associated companies	20.1	20.2	(0.5)
Other assets	151.4	160.3	(5.6)
Investments	23.7	37.8	(37.3)
Net Permanent Assets	17,610.9	17,153.9	2.7
Net Intangible	30,009.2	30,053.7	(0.1)

LIABILITIES	70,254.7	65,490.0	7.3

Current liabilities	13,537.5	12,740.3	6.3
Payroll and related charges	416.4	495.6	(16.0)
Suppliers	5,889.4	6,037.5	(2.5)
Taxes	1,781.5	1,692.0	5.3
Loans and financing	1,255.3	988.4	27.0
Debentures	702.2	468.6	49.9
Dividends and interest on capital	467.8	973.0	(51.9)
Provisions	496.8	416.3	19.3
Derivatives operations	29.6	51.2	(42.2)
Payables to associated companies	52.3	66.5	(21.4)
Deferred revenues	734.6	761.3	(3.5)
Authorization licenses	995.0	-	n.a.
Other liabilities	716.6	789.9	(9.3)

Non-Current Liabilities	12,036.1	9,418.9	27.8
Taxes	488.7	433.1	12.8
Deferred taxes	1,216.7	789.0	54.2
Loans and financing	3,756.0	3,959.1	(5.1)
Debentures	2,253.7	787.8	186.1
Provisions	3,846.9	3,147.1	22.2
Derivatives operations	26.5	78.4	(66.2)
Payables to associated companies	8.9	5.0	78.0
Deferred revenues	303.4	156.3	94.1
Other liabilities	135.3	63.1	114.4

Minority interest	-	5.1	n.a.

Shareholders' equity	44,681.1	43,325.7	3.1
Capital Stock	37,798.1	37,798.1	-
Capital Reserve	2,686.9	2,719.7	(1.2)
Profit Reserve	1,100.0	877.3	25.4
Premium for the stake acquisition	(70.4)	(29.9)	135.4
Other comprehensive income	17.8	7.5	136.6
Accumulated profits	-	-	n.a.
Additional dividends proposed	3,148.8	1,953.0	61.2

TARIFFS - FIXED VOICE BUSINESS

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute
	Residential	Residential	Non-residential	Trunk Line	Credit		Basic	PASOO

Jul 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.d.	0.10060	0.03859
Sep 16, 2009	113.53	40.35	69.22	69.22	0.1225	n.d.	0.10158	0.03899
Oct 8, 2010	114.28	40.60	69.67	69.67	0.1230	n.d.	0.10224	0.03924
Dec 24, 2011	113.81	41.38	70.76	70.69	0.1250	n.d.	0.10423	0.03994
Feb 8, 2013	114.46	41.62	71.17	71.10	0.1255	n.d.	0.10482	0.04018

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jul 24, 2008	0.146	0.228	0.340	0.428
Sep 16, 2009	0.146	0.228	0.340	0.437
Oct 8, 2010	0.147	0.229	0.342	0.440
Dec 24, 2011	0.149	0.231	0.347	0.452
Feb 8, 2013	0.150	0.233	0.349	0.455

INTERCONNECTION TARIFFS				FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)				(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-Mobile	Fixed-Mobile
	TU-RL	TU-RIU	VUM	VC-1	VC-2	VC-3
Jul 24, 2008	0.030	0.11601(*)	0.39603-0.47130	0.69918-0.78187	1.555	1.770
Sep 16, 2009	0.030	0.11573 (*)
Feb 13, 2010			0.39868-0.47130	0.70601-0.78950	1.571	1.787
Oct 8, 2010	0.028	0.11737 (*)
Dec 24, 2011	0.028 (**)	0.121 (**)
Feb 24, 2012	0.02848 (**)	0.12091 (**)	0.34880-0.40887	0.59149-0.70437	1.40121	1.59432
Aug 05, 2012	0.02854 (**)	0.116692 (**)
(*) Average of the 4 time-periods.
(**) Average rate using the traffic of the readjustment period.

Notes:

a) Effective as of 12/24/11, the maximum Local Service Basic Plan net tariffs, as per Anatel Act no. 8401, dated 12/21/11, were increased by 1.95% for sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

b) Effective as of 12/24/11, the maximum Domestic Long-Distance Service Basic Plan net tariffs, as per Anatel Act no.  8933, dated 12/21/11, were increased by 1.95% for sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

c) Effective as of 02/24/12, the Fixed-to-Mobile tariffs, as per Anatel Act no.  486 of January 24, 2012, were adjusted at -10.78% for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III. At the same date, the absolute amounts of the adjustments to fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3, were approved. The adjustments became effective as of February 24, 2012. The new tariffs are valid for SMP (Personal Mobile Service) and SME (Special Mobile Service) throughout the Company’s concession area.

d) Anatel reduced the subscription price of  AICE (Individual Access - Special Class) to R$13.65 from R$24.82), according to Anatel Act no. 3,506, dated 06/21/12. A franchise of 90 minutes was included and the policy concerning new clients was changed. According to the new rule, the new beneficiaries must be included in the Single Registry of Social Programs (CadÚnico) from the Ministry of Social Development and the Combat against Hunger (MDS).

e) Until 12/31/2013, in the relationship among the STFC providers in Local calls, when the total outgoing calls, in each direction, exceed the limit of seventy-five percent (75%) of the traffic between the providers, payment is due only for the use of the Local Network for calls exceeding the mentioned limit.

Conference Call

In English

Date: February 25, 2013 (Monday)

Time: 11:00 am (Brasília) and 09:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mzvaluemonitor.com/Home/Login/829

A replay of the conference call can be accessed, after the event, until March 05, 2013, by dialing +1 (412) 317-0088, Code: 10024326#

Telefônica Brasil – Investor Relations

Alberto Horcajo Aguirre Cristiane Barretto Sales Luis Carlos Plaster Maria Tereza Pelicano David

Av. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-936
Phone: +55 11 3430-8901
E-mail: ir.br@telefonica.com
Information available from the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “intend”, “plan”, “project”, “target” and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company’s future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

APPENDIX

Telesp

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/18/2011	03/18/2011	264.8	264.8	ON	0.490765	0.490765	3/11/2011
					PN	0.539842	0.539842
Dividends (based on 2010)	03/18/2011	03/18/2011	1,429.3	1,429.3	ON	2.648987	2.648987	05/20/2011
					PN	2.913886	2.913886

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/14/2010	12/30/2010	202.0	171.7	ON	0.374376	0.318219	05/20/2011
					PN	0.411813	0.350041
Interest on Own Capital (based on 2010)	09/29/2010	09/30/2010	390.0	331.5	ON	0.722805	0.614384	12/13/2010
					PN	0.795085	0.675823
Dividends (based on 2010)	09/29/2010	09/30/2010	196.4	196.4	ON	0.363914	0.363914	12/13/2010
					PN	0.400305	0.400305
Dividends (based on 2009)	7/4/2010	7/4/2010	451.6	451.6	ON	0.837055	0.837055	12/13/2010
					PN	0.920760	0.920760
Dividends (based on 2009)	7/4/2010	7/4/2010	800.0	800.0	ON	1.482677	1.482677	04/26/2010
					PN	1.630944	1.630944

Vivo

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON	2.632505	2.632505	3/11/2011
					PN	2.632505	2.632505
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON	2.632505	2.632505	2/6/2011
					PN	2.632505	2.632505

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON	0.275282	0.233990	3/11/2011
					PN	0.275282	0.233990
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON	0.275282	0.233990	2/6/2011
					PN	0.275282	0.233990
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON	0.130303	0.110758	10/25/2010
					PN	0.130303	0.110758
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON	0.130303	0.110758	04/19/2010
					PN	0.130303	0.110758
Dividends (based on 2009)	9/2/2010	02/26/2010	365.2	365.2	ON	0.913892	0.913892	10/25/2010
					PN	0.913892	0.913892
Dividends (based on 2009)	9/2/2010	02/26/2010	365.2	365.2	ON	0.913892	0.913892	04/19/2010
					PN	0.913892	0.913892

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 25, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director